March 18, 2014

A Letter to the Board of Directors of Corinthian Colleges Inc.

Corinthian Colleges Inc.
6 Hutton Centre Drive, Suite 400
Santa Ana, California 92707

To Distinguished Members of the Board:

Shah Capital has been invested in Corinthian Colleges for over 3 years and is now the second largest shareholder, owning 5.7% of the companys outstanding shares. We have continued to increase our stake in Corinthian because we trust the quality of the education programs provided to its students and believe the excessive negativity surrounding the company is truly overdone.
In our opinion, Corinthian fills a major void in higher education by providing countless students with an extra chance at earning a college education and improving their lives after having fallen through the cracks in high school and/or community college. We have had the opportunity to visit multiple campuses and have learned first-hand the higher level of attention and care the Corinthian student receives from their professors. With a lower average student debt than the industry average, the company offers a compelling value for students looking to improve their lives both personally and professionally.

We appreciate the constructive dialogue in the past few months with management in regards to key fundamental issues impacting the company. Based on our analysis and experience we would like to suggest the following solutions:

1. Employer Partnerships: In the current economic environment, the value of higher education is directly correlated with the opportunity for an individual to start a career in their respective field post-completion of their degree/diploma. Corinthians ability to secure stronger and more specialized employer partnerships will lead to improved enrollments, higher job placement rates, lower student debt levels, and more satisfied regulators. We strongly urge the company to locate more companies that will benefit from its graduates and advise the company to form closer partnerships where it exclusively fills their partner companys employment needs for a given field of study/profession.

2. Admissions (Online & Ground schools): Prospective students and Corinthian would benefit from an inventive refining of the admissions and recruiting process to one that more accurately identifies the appropriate course path (online or ground school) for each individual student, which could significantly improve student retention and completion rates.

3. Investor/Regulator Education: Corinthian should properly educate investors, analysts, and regulators on topics that have proven to be more difficult to grasp such as third party lending relationship (ASFG).
In our view, these issues are creating unnecessary uncertainty and concern among regulators, investors, and within the analyst community, while further bolstering the thesis of short sellers. Additionally, we highly recommend quarterly issuance of detailed balance sheet and cash flow statements as this added layer of transparency would further reduce uncertainty.

4. Board of Directors: Corinthians current Board and management structure is largely unchanged from times when the company had a multi-billion dollar market value. We believe a smaller, more nimble structure reflecting the current status of the company would be more appropriate to accomplish its strategic goals.

5. Open Market Purchase: We strongly urge all members of the Board and top management to meaningfully purchase Corinthian stock in the open market as it continues to trade at steep discount to its intrinsic value.

The enhanced regulatory scrutiny is the new normal for the for-profit education industry, and the success and failure of companies within this industry will depend on their ability to adapt to a stricter operating environment. We urge management and the Board to consider and act on our above suggestions which could significantly benefit Corinthians students, improve its reputation among regulators and restore value to all stakeholders.

Very Sincerely,
Sd

Himanshu H. Shah